UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2003

PROFIT SHARING AND RETIREMENT PLAN OF CENTEX CORPORATION

(Full title of plan)

Commission File No. 1-6776

CENTEX CORPORATION

2728 N. Harwood
Dallas, Texas 75201

(Name of issuer and address of principal executive offices)

Profit Sharing and Retirement Plan of Centex Corporation

Financial Statements and Supplemental Schedule

As of December 31, 2003 and 2002,
and for the Year ended December 31, 2003

Report of Independent Registered Public Accounting Firm

The Administrative Committee
Profit Sharing and Retirement Plan of Centex Corporation

We have audited the accompanying statements of net assets available for benefits of the Profit Sharing and Retirement Plan of Centex Corporation as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Dallas, Texas
May 17, 2004

Profit Sharing and Retirement Plan of Centex Corporation

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments in the Profit Sharing and Retirement Plan of Centex Corporation Master Trust	$424,335,828	$289,237,453
Participant loans	4,105,747	2,898,666
Employer contribution receivable	681,702	—

Net assets available for benefits	$429,123,277	$292,136,119

See accompanying notes.

Profit Sharing and Retirement Plan of Centex Corporation

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions:
Company contributions	$33,162,582
Participant contributions	36,064,779
Rollovers	5,263,748
Interest in the Profit Sharing and Retirement Plan of Centex Corporation Master Trust investment income	94,358,456
Interest income on participant loans	232,548

Total additions	169,082,113
Deductions:
Distributions to participants	29,850,149
Administrative expenses	121,586

Total deductions	29,971,735
Transfer to the Cavco Industries, Inc. 401(k) Plan	(2,123,220)

Net increase	136,987,158
Net assets available for benefits:
Beginning of year	292,136,119

End of year	$429,123,277

See accompanying notes.

Profit Sharing and Retirement Plan of Centex Corporation

Notes to Financial Statements

December 31, 2003

1. Description of the Plan

The following description of the Profit Sharing and Retirement Plan of Centex Corporation (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, established March 1, 1954 and amended and restated effective January 1, 2001, is a defined contribution retirement plan covering eligible employees of Centex Corporation (the Company) and eligible employees of certain subsidiaries of the Company, which have adopted the Plan with the Company’s consent. The Company and certain subsidiaries collectively comprise the “Participating Employers.” The Plan is administered by an Administrative Committee (the Committee) appointed by the Board of Directors of the Company.

The Plan has two distinct types of eligible employees, (1) employees eligible to participate in the employer profit sharing contributions or (2) employees eligible to participate in employer matching contributions. Eligible employees may not participate in both employer profit sharing and matching contributions. Certain salaried employees of the Participating Employers participate in profit sharing contributions on the earlier of January 1 or July 1 after completing one year of service, as defined. Effective January 1, 2004, eligible employees participate in profit sharing the first day of the month following one year of service, as defined. One year of service, for purposes of eligibility, is defined as the 12 consecutive month period during which the employee worked 1,000 hours, ending on the first anniversary of the employee’s date of hire. Commission and certain salaried employees of the Participating Employers participate in matching contributions on the date the employee first performs for the employer an hour of service, as defined.

A member of a group or class of employees covered by a collective bargaining agreement are not eligible to participate in the Plan unless such agreement extends the Plan to such group or class of employees.

Transfers to the Cavco Industries, Inc. 401(k) Plan were due to the spin-off of Cavco Industries, Inc. by the Company in June 2003.

Profit Sharing and Retirement Plan of Centex Corporation

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

The Plan permits participants to contribute pre-tax up to 70% of their compensation, as defined, (up to a statutory limit) to a 401(k) account beginning on the date of hire. Matching and profit sharing contributions are made by certain of the Participating Employers on a discretionary basis as determined by their respective Boards of Directors. The Plan also permits participant voluntary (after-tax) contributions of up to 10% of compensation, as defined. Total contributions to a participant’s account are limited to a maximum of 100% of compensation (or $40,000, whichever is less) for 401(k) contributions, Participating Employers’ contributions and voluntary (after-tax) contributions on a combined basis.

Participating employer discretionary profit sharing contributions are allocated to participant accounts on a pro rata basis determined by each participant’s length of service and salary. Participating employer discretionary matching contributions are allocated to eligible participant accounts based on the percentage of each participant’s eligible contributions. As of January 1, 2003, the Participating Employers, at their sole discretion, may make qualified non-elective contributions to the Plan. No such contributions were made for the 2003 plan year. Forfeitures may be used to reduce participating employer matching contributions, participating employer profit sharing contributions or administrative expenses of the Plan. Forfeitures of $2,403,154 were used to reduce employer contributions for the year ended December 31, 2003.

Participants direct the investment of their accounts into various registered investment company funds or the Centex Common Stock Fund (the CCSF), a unitized stock fund.

Participants may allocate up to 15% of participating employer and participant (before- and after-tax) contributions to the CCSF, whereas up to 100% may be allocated to any other investment option offered by the Plan.

Vesting

The Plan has several vesting provisions based upon a participant’s Participating Employer. Participants should refer to the Plan document for a more complete description of these provisions.

Profit Sharing and Retirement Plan of Centex Corporation

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Loans

Active participants may borrow up to 50% of the vested portion of their accounts not in excess of $50,000 with Committee authorization and for approved events, as defined. Loans are collateralized by participant accounts. Such loans bear interest at a rate that approximates market rates and are repayable to the Plan within five years. Interest rates on outstanding participant loans ranged from 6.0% to 11.5% for the year ended December 31, 2003.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company. The Plan is not required to reimburse the Company for any administrative expenses paid by the Company. Expenses not paid by the Company are paid by the Plan.

Plan Termination

Although there is no intention to do so, the Company has the right to discontinue contributions and terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan provides that, in the event of plan termination, participants will become fully vested in their Participating Employer contributions, and the method of distribution of assets will be in accordance with the provisions of ERISA.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Profit Sharing and Retirement Plan of Centex Corporation

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Valuation of Investments

The Profit Sharing and Retirement Plan of Centex Corporation Master Trust (the Master Trust) holds the assets of the Plan, as well as the assets of other plans sponsored by Centex Corporation and Centex Construction Products, Inc. (Affiliate Plans). The Plan and Affiliate Plans have an undivided interest in the Master Trust. The Master Trust is governed by a trust agreement with Fidelity Management Trust Company (the Trustee), which is held accountable by and reports to the Committee.

Investments included in the Master Trust are valued at fair value. The registered investment company shares are valued based on published market prices, which represent the net asset value of shares held by the Plan at year-end. The investment in the unitized stock fund is determined by the value of the underlying common stock combined with the short-term cash position. The fair value of the common stock portion of the funds is based on the closing price of the common stock on its primary exchange. The short-term cash position of the unitized stock fund is recorded at cost, which approximates fair value. Participant loans are recorded at carrying value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Master Trust allocates investment income to the Plan based on the Plan’s ownership interest in Master Trust assets. Investment income is then allocated to participants on a pro rata basis. Administrative expenses for the year ended December 31, 2003, include Trustee and recordkeeper fees. Fund management fees are charged directly to the Master Trust and therefore are included in the net change in fair market value of investments. Administrative expenses are allocated on a pro rata basis to the Plan and Affiliate Plans.

Distributions to Participants

Distributions to participants are recorded when paid.

Reclassification

Certain amounts in the 2002 financial statements have been reclassified to conform to the 2003 presentation.

Profit Sharing and Retirement Plan of Centex Corporation

Notes to Financial Statements (continued)

3. Interest in the Master Trust

At December 31, 2003 and 2002, the Plan’s interest in the net assets of the Master Trust was approximately 96% for both years. Investments held in the Master Trust as of December 31, 2003 and 2002, were as follows:

	2003	2002
Registered Investment Companies	$378,686,141	$271,998,602
Centex Common Stock Fund	63,579,778	30,849,679

Total	$442,265,919	$302,848,281

Investment income in the Master Trust for the year ended December 31, 2003, was as follows:

Net appreciation in Registered Investment Companies	$59,845,267
Net appreciation in Centex Common Stock Fund	35,037,902
Dividend and interest income	2,390,965

$97,274,134

The Plan invests in various investment securities, which in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated August 26, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. However, the Company and the Plan’s counsel believe that the Plan continues to be designed in compliance with applicable provisions of the Code.

Profit Sharing and Retirement Plan of Centex Corporation

Notes to Financial Statements (continued)

5. Related Party Transactions

Certain Plan investments are shares of registered investment companies managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions.

6. Reconciliation to Form 5500

As of December 31, 2003 and 2002, the Plan had $359,599 and $171,665, respectively, of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan’s Form 5500; however, in accordance with U.S. generally accepted accounting principles, these amounts are not recorded as a liability in the accompanying Statements of Net Assets Available for Benefits. The following reconciles net assets available for benefits per the financial statements to Form 5500 as filed by the Company:

	December 31
	2003	2002
Net assets available for Plan benefits per the financial statements	$429,123,277	$292,136,119
Amounts allocated to withdrawing participants	(359,599)	(171,665)

Net assets available for Plan benefits per Form 5500	$428,763,678	$291,964,454

The following reconciles distributions paid to participants per the financial statements to Form 5500 as filed by the Company for the year ended December 31, 2003:

Distributions paid to participants per the financial statements	$29,850,149
Less: Amounts allocated to withdrawing participants at December 31, 2002	(171,665)
Add: Amounts allocated to withdrawing participants at December 31, 2003	359,599

Distributions paid to participants per Form 5500	$30,038,083

Profit Sharing and Retirement Plan of Centex Corporation

Notes to Financial Statements (continued)

7. Subsequent Events

On January 30, 2004, the Company spun off its entire equity interest in Centex Construction Products, Inc. Effective January 30, 2004, assets of plans sponsored by Centex Construction Products, Inc. amounting to $17,238,897 included in the Centex Corporation Master Trust were transferred to a separate master trust. Additionally, Centex Construction Products, Inc. changed its name to Eagle Materials Inc.

On May 14, 2004, the Board of Directors of the Company approved an employee profit sharing contribution to the Plan in the amount of $28,828,951, net of forfeitures applied, which was remitted to the Master Trust in May of 2004.

Supplemental Schedule

Profit Sharing and Retirement Plan of Centex Corporation

Schedule H; Line 4i – Schedule of Assets (Held at End of Year)

EIN#: 75-0778259
Plan #: 001

December 31, 2003

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor,	Rate of Interest, Collateral,	(d)	(e)
(a)	or Similar Party	Par, or Maturity Value	Cost	Current Value
*	Participant loans	Interest rates from 6.0% to 11.5%	$—	$4,105,747

			$—	$4,105,747

* Party-in-interest

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee which administers the Profit Sharing and Retirement Plan of Centex Corporation has duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized.

PROFIT SHARING AND RETIREMENT PLAN OF CENTEX CORPORATION

Date: June 28, 2004	By:	/s/ Michael S. Albright
Michael S. Albright
Member, Administrative Committee

INDEX TO EXHIBITS

Profit Sharing and Retirement Plan of Centex Corporation

Exhibit		Filed Herewith or
Number	Exhibit	Incorporated by Reference
23	Consent of Ernst & Young LLP	Filed herewith

32	Certification of the Administrative Committee Member of the Plan pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith